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DECEMBER 8, 2000

PHILIPS ANNOUNCES EXPIRATION OF HART-SCOTT-RODINO WAITING PERIOD REGARDING PENDING ACQUISITION OF ADAC LABORATORIES

Amsterdam, the Netherlands, and Milpitas, California - December 8, 2000: Royal Philips Electronics (AEX: PHI, NYSE: PHG) and ADAC Laboratories (NASDAQ: ADAC) announced on Tuesday the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act applicable to Philips' pending acquisition of ADAC Laboratories.

The parties have determined that antitrust filings are also required in Austria, Brazil, Germany and Italy. Philips is confident that none of these jurisdictions will prohibit Philips from purchasing any shares tendered pursuant to the tender offer, although post-closing implementation may need to be postponed in some of these jurisdictions until local clearance is received.

As previously announced, Philips Holding USA Inc. and ADAC Laboratories have entered into a merger agreement and a stock option agreement pursuant to which a wholly owned subsidiary of Philips Holding USA Inc., Philips Medical Acquisition Corporation, commenced on November 14, 2000, an all-cash tender offer for all of ADAC Laboratories' outstanding shares of common stock at a price of $18.50 per share. The offer will expire at 12:00 midnight, New York City time, on Tuesday, December 12, 2000, unless the offer is extended.

The acquisition will enable PHILIPS MEDICAL SYSTEMS, a leader in diagnostic imaging and related services, to offer healthcare providers worldwide an even broader range of systems to diagnose and treat diseases, such as cardiovascular disease and cancer.

ADAC LABORATORIES is a worldwide market leader in nuclear medicine imaging equipment and radiation therapy planning systems. The company offers a broad range of nuclear medicine systems that are used primarily in the diagnosis of heart disease and cancer. In addition, ADAC Laboratories is an emerging leader in the positron emission tomography (PET) imaging. PET provides physicians with solutions for accurate cancer disease management. The market for PET systems has grown dramatically in the past year due to expanded Medicare reimbursement, and the widespread acceptance of PET in the U.S.A. for cancer diagnosis, staging and treatment follow-up.

Philips Medical Systems is a leader in diagnostic imaging and related services and offers a robust portfolio, including Catheterization Labs, MR, CT, X-ray, and ultrasound systems, as well as information technology solutions that address the radiology, general imaging, surgical and cardiovascular markets.

The cash tender offer is subject to Philips acquiring at least 90% of all outstanding ADAC Laboratories' shares calculated on a fully diluted basis in accordance with the merger agreement. However, if more than 50% but fewer than 90% of such shares are tendered into the offer, Philips will under certain circumstances reduce the number of shares subject to the offer to 49.9% of the outstanding shares and subsequently pursue a merger with ADAC Laboratories.

ADAC Laboratories' revenues for its fiscal year 2000, ended October 1, 2000, were $324.4 million. Its net income for continuing operations before non-ordinary charges was $15.7 million. The company employs more than 900 people; its headquarters and principal manufacturing facility are in Milpitas, California.

For further information:
Ben Geerts, Philips Corporate Communications, tel: +31 20 5977215
Linda Snyder, ADAC Laboratories, tel: +1 408 468 3750


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ADAC Laboratories' shareholders are advised to read the tender offer statement regarding the business combination between ADAC Laboratories and Philips referred to in the news release above, which was filed by Philips Holding USA Inc. and Philips Medical Acquisition Corporation, wholly-owned subsidiaries of Philips, with the U.S. Securities and Exchange Commission, and the related solicitation/recommendation statement that was filed by ADAC Laboratories with the Commission. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement contain important information that should be read carefully before any decision is made with respect to the tender offer. These documents have been made available to all holders of ADAC Laboratories common stock at no expense to them. These documents are also available at no charge at the SEC web site at www.sec.gov. The press release above is neither an offer to purchase nor a solicitation of an offer to sell securities of ADAC Laboratories. The tender offer is made solely by an offer to purchase and related letter of transmittal as disseminated upon the commencement of the tender offer.

This press release contains forward-looking statements within the meaning of the US Securities Act, including statements regarding the proposed acquisition of ADAC Laboratories by Philips and the future benefits of this transaction. Factors that could cause actual results to differ materially from those contained in such forward-looking statements include, but are not limited to, risks related to the planned acquisition including the inability to close the planned transaction or to achieve expected synergies; the successful integration and market acceptance of the product technologies; and other factors as described in the "Business Considerations" section of ADAC Laboratories' most recent Form 10-Q for the fiscal quarter ended July 2, 2000. All forward-looking statements are based on information available to the company on the date hereof, and the companies assume no obligation to update such statements.